Exhibit 99.1

Scinai Immunotherapeutics Announces $4.0 Million Financing Through a Private Placement and Warrant Inducement

JERUSALEM, October 14, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company operating a growing contract development and manufacturing organization (“CDMO”) alongside an immunology-focused therapeutic development platform, today announced that it has entered into a securities purchase agreement with an existing life sciences institutional investor for the purchase and sale of 2,458,334 American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof), each ADS representing 40,000 ordinary shares, together with Series A-1 warrants to purchase up to 3,687,501 ADSs, at an exercise price of $1.20 per ADS, exercisable immediately with a term of five years, at a combined purchase price of $1.20 per ADS and accompanying warrants (or $1.1999 per pre-funded warrant and accompanying warrants). Each pre-funded warrant will have a remaining exercise price of $0.0001 per ADS.

In addition, the Company entered into a warrant inducement agreement with the same investor for the immediate cash exercise of warrants issued in April 2026 to purchase an aggregate of 879,194 ADSs (the “Existing Warrants”) at a reduced exercise price of $1.20 per ADS.

In consideration for the immediate exercise in full of the Existing Warrants for cash, the investor will receive in a private placement new unregistered Series A-1 warrants to purchase up to 1,318,791 ADSs (the “New Warrants”). The New Warrants will have an exercise price of $1.20 per ADS, will be exercisable immediately, and will expire five (5) years from the date of issuance.

The aggregate gross proceeds from the private placement and the warrant inducement transaction are expected to be approximately $4.0 million, before deducting placement agent fees and expenses. These proceeds exclude any future proceeds from the exercise of the newly issued Series A-1 warrants. The closing of the transactions is expected to occur on or about October 15, 2026, subject to satisfaction of customary closing conditions.

Scinai intends to use the net proceeds, together with existing cash resources, to support the expansion of its CDMO platform, advance customer programs, and continue selective investment in its immunotherapy pipeline. The Company believes this financing will support the execution of its growth strategy.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the transactions.

The ADSs issuable upon exercise of the Existing Warrants have been registered for resale pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-295698). The ADSs and warrants offered in the private placement, the New Warrants and the securities underlying those warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. The offer and sale of the securities in the private placement and the New Warrants will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Accordingly, these unregistered securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the SEC to register for resale the ADSs issued in the private placement, the ADSs issuable upon exercise of the pre-funded warrants and New Warrants, and the underlying ordinary shares.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company operating a growing contract development and manufacturing organization alongside an immunology-focused therapeutic development platform.

Through its wholly owned subsidiary, Scinai Biopharma Services Ltd., the Company provides development and manufacturing services to biotechnology and pharmaceutical companies at its facilities in Jerusalem and Yavne, Israel. Scinai also advances its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen, both in Germany.

For more information, please visit: www.scinai.com

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations, Allele Capital Partners | Brian DeBeer | +1 (561) 388-8178 | Brian.DeBeer@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements under applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the timing and completion of the private placement and warrant inducement, the expected gross proceeds, the anticipated use of proceeds and the expected benefits of the financing.

Actual outcomes may differ materially from current expectations. Relevant risks include the risk that one or both transactions may not close on the anticipated terms or timetable, or at all; technical, analytical, manufacturing, quality or regulatory difficulties; delays in equipment, materials or third-party services which can lead to delays in payments; changes in customer requirements or development plans; contractual modification or termination; delayed payments; failure to meet milestones; and differences between anticipated billings, cash collections and recognized revenue. Additional risks include financing requirements, market conditions, competition, geopolitical conditions and the other risks described in the Company’s Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission.

Forward-looking statements reflect expectations as of the date of this release. Scinai undertakes no obligation to update them except as required by law.